DAVIDOFF HUTCHER & CITRON LLP
605 Third Avenue; 34th Floor
New York, New York 10158
Telephone:  (212) 557-7200
Facsimile:  (212) 286-1884

October 23, 2014

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SignPath Pharma, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 9, 2014
File No. 333-198110

Dear Mr. Riedler:

As counsel to SignPath Pharma, Inc., we are responding to the Staff’s comment letter dated October 9, 2014, which is restated below.  Amendment No. 2 to the Registration Statement has been filed on this date.

Risk Factors
Risks Related to Our Company
 “Concentration of Ownership by a Founder and its affiliates raises a potential conflict of interest . . .,” page 10

  1.   We note your disclosure regarding a potential conflict of interests between Mr. Meyers and the other shareholders of the registrant. Please expand upon this disclosure to explain why Mr. Meyer’s ownership interest may not be in the best interest of other shareholders and the types of conflicts that may occur as a result of his ownership of company common stock and his position as Principal and Chief Executive Officer of both Meyers Securities Corp. and Meyers Associates LP. You also disclose that if the company’s shares were to be publicly traded, Meyers Associates LP may not be able to serve as a market maker in the registrant’s common stock. Clarify to what extent Meyers Associates LP has engaged in making a market or has submitted quotations on an interdealer quotation system for the registrant’s common stock in the past or is currently doing so.

Response:  This comment has been complied with.

Principal Stockholders, page 55

2.     As Principal and Chief Executive Officer of Meyers Securities Corp., it appears that Mr. Bruce Meyers retains investment and dispositive power over the 2,431,432 shares of the registrant held of record by Meyers Securities Corp. Please revise the table and the footnotes to include the Meyers Securities Corp. shares in the total beneficially owned by Mr. Bruce Meyers.

Response:  This comment has been complied with.

3.     In Footnote 7 to the table, you disclose that Meyers Securities Corp. holds Placement Agent Warrants exercisable for 2,596,851.22 shares of the registrant. If such warrants are currently exercisable or will become exercisable within 60 days, they should be included in the table under the shares held by Meyers Securities Corp. and Mr. Bruce Meyers. Please refer to Rule 13d-3 of the Securities Act of 1934. Also, please note that your table should be as of the latest practicable date. When you amend the table please update your table for any intervening events.

Response:  This comment has been complied with.  The table has been updated primarily to include the Series A dividend shares which have been issued.  The Placement Agent Warrants are subject to blocking amendments which were believed to be in place, however, have now been memorialized by the Company.

4.    Please revise disclosures throughout the prospectus regarding Mr. Bruce Meyers’ ownership of the Company to reflect the preceding two comments.

Response:  This comment has been complied with.

5.    We note that you state in the first sentence of this section that the table is “as of the date of this Memorandum.” Please revise to refer to the Prospectus here and wherever else in the prospectus you make reference to your offering document.

Response:  This comment has been complied with throughout the Prospectus.

Certain Relationships and Related Transactions, page 57

6.    We note you disclose in this section that Mr. Meyers, acting as a principal stockholder, has “influence in the affairs and operations of the Company.”  As a shareholder’s influence would normally be limited to voting activities, please expand your disclosure to explain the depth and scope of Mr. Meyers’s activities and influence regarding company affairs. Identify any functions that he performs that would normally be performed by executive officers.

Response:  This comment has been complied with.  All activities of Mr. Meyers on behalf of the Company have been as the Company’s investment banker including, but not limited to, corporate finance and capital formation.  He has not taken part in any function that would normally be performed by executive officers of the Company, nor in any policy-making decisions of the Board of Directors.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker
Elliot H. Lutzker

EHL:afb

Cc: Dr. Lawrence Helson